Exhibit 99.14

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT is made as of the 6th day of February, 2018,

B E T W E E N:

BROOKFIELD ASSET MANAGEMENT INC., a corporation incorporated under the laws of the Province of Ontario

(“Brookfield”)

- and -

TERRAFORM POWER, INC., a corporation incorporated under the laws of the State of Delaware

(“TerraForm”)

RECITALS:

TerraForm is considering the acquisition of all of the issued and outstanding shares of Saeta Yield, S.A. (“Saeta”) pursuant to a cash tender offer at a price of €12.20 per share (the “Tender Offer”).

Brookfield is a controlling affiliate of Orion US Holdings 1 L.P. (“Orion”), which is the owner of an approximately 51% equity interest in TerraForm.

It is anticipated that TerraForm’s funding of the Tender Offer may include an equity offering of shares of TerraForm common stock (the “Common Stock”) on a pro rata basis to existing TerraForm stockholders of up to approximately $400 million (the “Equity Offering”).

NOW THEREFORE in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1.	Provision of the Back-Stop

(a) Brookfield hereby agrees that, if requested by TerraForm, Brookfield will provide a back-stop to Terraform for up to 100% of the Equity Offering (such agreement, the “Back-Stop”) if the offering price to TerraForm stockholders in the Equity Offering equals TerraForm’s five-day volume weighted average price (VWAP) ending the trading day prior to TerraForm’s announcement of the Saeta transaction.

(b) Brookfield’s obligations under Section 1(a) are subject to successful commencement of the Tender Offer under applicable Spanish law and to prior effectiveness of the necessary TerraForm registration statement, if required.  Brookfield’s obligations under Section 1(a) will not apply to any Equity Offering commenced prior to May 1, 2018 or after September 30, 2018.

Brookfield acknowledges and agrees that no fee shall be payable to Brookfield in connection with the Back-Stop or the entry into this Agreement.  TerraForm acknowledges and agrees that the Conflicts Committee of the TerraForm Board of Directors (the “Conflicts Committee”) has agreed to and approved the matters set forth in this Agreement.

2.	Terms of the Equity Offering

Brookfield and TerraForm acknowledge and agree that the pricing, size and timing of the Equity Offering (including the decision to use the Back-Stop) will be subject to prior review and approval of the Conflicts Committee, together with any other necessary approvals, and will reflect then-current market conditions and relevant market practice for such offerings.   It is further acknowledged and agreed that TerraForm will retain an independent financial advisor in respect of the Equity Offering and that such financial advisor will provide advice to TerraForm and the Conflicts Committee as to the then-current market conditions and market practice.

This Agreement does not:

(a) require TerraForm to make or complete the Tender Offer;

(b) require TerraForm to make or complete any Equity Offering; or

(c) commit TerraForm to an Equity Offering at any particular price, of any particular size or at any particular time.

3.	Further Assurances

Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use its best efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

4.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

5.	Counterparts

This Agreement may be executed in one or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Execution and delivery of this Agreement may be made and evidenced by facsimile transmission or other means of electronic communication.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

BROOKFIELD ASSET MANAGEMENT INC.

by:
Name: Sachin Shah
Title: Senior Managing Partner

TERRAFORM POWER, INC.

by:
Name: Andrea Rocheleau
Title: General Counsel & Secretary